UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

English translation of a Relevant Event filed with the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) on October 21, 2013 and related information provided by Petróleos Mexicanos for purposes of this filing.

*        *        *

PETRÓLEOS MEXICANOS

Date: October 21, 2013

MEXICO, D.F.

Change of Auditors

The Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos (the “Audit and Performance Evaluation Committee”), in its October 8, 2013 meeting, appointed BDO Castillo Miranda (“BDO”) as the external auditor of Petróleos Mexicanos’ financial statements and the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years 2013 and 2014, prepared in accordance with Normas de Información Financiera Gubernamental General para el Sector Paraestatal (Mexican Standards for Governmental Financial Information for Public Sector Entities). In addition, the Audit and Performance Evaluation Committee appointed BDO as external auditor to audit the consolidated financial statements of Petróleos Mexicanos, its subsidiary entities and its subsidiary companies (“PEMEX”) for the fiscal years 2013 and 2014, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as to perform services related to the auditing of those financial statements.

BDO will replace KPMG Cárdenas Dosal, S.C., the external auditor of PEMEX’s financial statements until 2012. The change is due to the completion of the maximum time period for an external auditor to render services to PEMEX, as set forth in the criteria issued by the Audit and Performance Evaluation Committee in accordance with Article 23 of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law). See “Item 16-C—Principal Accountant Fees and Services—Audit Committee Approval Policies and Procedures” in Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2012 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: October 29, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.